SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated June 16, 2005 regarding a connected transaction pursuant to which certain subsidiaries of the Registrant will lease premises from a member of the Hutchison Whampoa Limited group of companies.

1.2	Announcement dated June 29, 2005 regarding (i) the results of the court meeting and special general meeting held in connection with the proposed privatization of Hutchison Global Communications Holdings Limited (“HGCH”), and (ii) the current status of the proposed privatization.

1.3	Press release dated June 29, 2005 regarding the proposed privatization of HGCH.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

JOINT ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

On 16 June 2005, HTIHK and HTHK (both wholly owned subsidiaries of HTIL), and HGC (a subsidiary of HTIL and a wholly owned subsidiary of HGCH), as tenants entered into Tenancy Agreements with HIT, as landlord to lease the Premises for a three-year term.

HIT is a connected person of HTIL and HGCH by virtue of being an associate of a substantial shareholder of both HTIL and HGCH.

The tenancy of the Premises constitutes a continuing connected transaction for each of HTIL and HGCH under Listing Rule 14A.14 which is only subject to the reporting, announcement and annual review requirements under Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

TENANCY AGREEMENTS

HTIHK Tenancy Agreement

Date:	16 June 2005

Parties:	(1) HIT as landlord
(2) HTIHK as tenant

Premises:	Whole of the 20th floor and portion of the 18th floor, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong

Gross floor area:	Approximately 20,000 square feet

Term:	Three years from 1 May 2005. HIT may consider any request from the Tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed

Rental:	HK$5.5 per square foot of gross floor area per month, exclusive of management fees, Government rent, rates and service charges, and which will commence to be payable by reference to an agreed move in timetable which may be adjusted by agreement

Management Fees:	HK$1.8 per square foot of gross floor area per month, which is fixed for 2005 and subject to such adjustment of up to HK$2.0, HK$2.2 and HK$2.3 per square foot of gross floor area per month for 2006, 2007 and 2008 respectively as may be requested by HIT resulting from any increase of the operating costs in relation to the provision of the management services

Annual Cap:	Based on the rent and the maximum management fees mentioned above, the annual cap, excluding Government rent, rates and service charges, for eight months ending 31 December 2005, each of the financial years ending 31 December 2006 and 2007, and four months ending 30 April 2008 will not exceed HK$1.168 million, HK$1.8 million, HK$1.848 million and HK$0.624 million respectively

HTHK Tenancy Agreement

Date:	16 June 2005

Parties:	(1) HIT as landlord
(2) HTHK as tenant

Premises:	Whole of the 7th, 11th, 12th and 15th floors, and portion of the 5th, 8th, 16th, 18th and 19th floors, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong

Gross floor area:	Approximately 152,931 square feet

Term:	Three years from 1 May 2005. HIT may consider any request from the Tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed

Rental:	HK$6.90 per square foot of gross floor area per month for the 11th and 12th floors (aggregating approximately 55,270 square feet), HK$5.50 per square foot of gross floor area per month for the other areas (aggregating approximately 97,661 square feet), both exclusive of management fees, Government rent, rates and service charges, and which will commence to be payable by reference to an agreed move in timetable which may be adjusted by agreement

Management Fees:	HK$1.8 per square foot of gross floor area per month, which is fixed for 2005 and subject to such adjustment of up to HK$2.0, HK$2.2 and HK$2.3 per square foot of gross floor area per month for 2006, 2007 and 2008 respectively as may be requested by HIT resulting from any increase of the operating costs in relation to the provision of the management services

Annual Cap:	Based on the rent and the maximum management fees mentioned above, the annual cap, excluding Government rent, rates and service charges, for eight months ending 31 December 2005, each of the financial years ending 31 December 2006 and 2007 and four months ending 30 April 2008 will not exceed HK$9.551 million, HK$14.693 million, HK$15.06 million and HK$5.081 million respectively

HGC Tenancy Agreement

Date:	16 June 2005

Parties:	(1) HIT as landlord
(2) HGC as tenant

Premises:	Whole of the 9th, 10th and 17th floors and portion of the 5th, 6th, 8th, 16th, 18th and 19th floors, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong

Gross floor area:	Approximately 130,000 square feet

Term:	Three years from 1 May 2005. HIT may consider any request from the Tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed

Rental:	HK$5.50 per square foot of gross floor area per month, exclusive of management fees, Government rent, rates and service charges, and which will commence to be payable by reference to an agreed move in timetable which may be adjusted by agreement

Management Fees:	HK$1.8 per square foot of gross floor area per month, which is fixed for 2005 and subject to such adjustment of up to HK$2.0, HK$2.2 and HK$2.3 per square foot of gross floor area per month for 2006, 2007 and 2008 respectively as may be requested by HIT resulting from any increase of the operating costs in relation to the provision of the management services

Annual Cap:	Based on the rent and the maximum management fees mentioned above, the annual cap, excluding Government rent, rates and service charges, for eight months ending 31 December 2005, each of the financial years ending 31 December 2006 and 2007, and four months ending 30 April 2008 will not exceed HK$7.592 million, HK$11.70 million, HK$12.012 million and HK$4.056 million respectively

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTIONS

Various offices of the HTIL Group and the HGCH Group are currently situated in different locations in Hong Kong. In order to achieve greater efficiency in communications between the offices and allow more room for expansion, HTIL and HGCH plan to consolidate and relocate most of the different offices of HTIL and HGCH to the Premises, to be renamed the “Hutchison Telecom Tower”.

The HTIL Board, including the Independent Non-executive Directors, consider that the Tenancy Agreements are entered into in the ordinary and usual course of business of HTIL and the terms as contained therein are normal commercial terms, which are arrived at after arm’s length negotiations between the parties and by reference to open market rent of properties of comparable size and location, and are fair and reasonable and in the interests of HTIL and its shareholders taken as a whole.

The HGCH Board, including the Independent Non-executive Directors, consider that the HGC Tenancy Agreement is entered into in the ordinary and usual course of business of HGCH and the terms as contained therein are normal commercial terms, which are arrived at after arm’s length negotiations between the parties and by reference to open market rent of properties of comparable size and location and are fair and reasonable and in the interests of HGCH and its shareholders taken as a whole.

GENERAL

The HTIL Group is a leading global provider of telecommunications services. The HTIL Group’s business is currently in nine markets around the world. It currently operates mobile and fixed telecom services in Hong Kong and mobile services in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. It expects to launch mobile services in Vietnam later this year.

The HGCH Group is one of the leading providers of fixed telecommunications and IT solutions services in Hong Kong. HIT is a connected person of HTIL and HGCH by virtue of being an associate of a substantial shareholder of both HTIL and HGCH.

The tenancy created pursuant to each of the Tenancy Agreements constitutes a continuing connected transaction for HTIL and the tenancy created pursuant to the HGC Tenancy Agreement constitutes a continuing connected transaction for HGCH under Listing Rule 14A.14. As the aggregate annual rental payable to HIT under the Tenancy Agreements and the HGC Tenancy Agreement represents less than 2.5% of the applicable percentage ratios of HTIL and HGCH respectively, such continuing connected transactions are, according to Rule 14A.34(1), only subject to the reporting, announcement and annual review requirements set out in Listing Rules 14A.45 to 14A.47 respectively for each of HTIL and HGCH and are exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

UNUSUAL MOVEMENT IN TRADING VOLUME OF THE HGCH SHARES

The directors of HGCH have noted the recent increase in the trading volume of the shares of HGCH (the “Unusual Movement”) and wish to state that they are not aware of any reasons for the Unusual Movement.

The directors of HGCH also confirm that, save as disclosed above and in respect of the proposed privatisation of HGCH as more particularly described in the scheme document issued by HTIL and HGCH dated 7 June 2005, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Listing Rule 13.23 and neither is the HGCH Board aware of any matter discloseable under the general obligation imposed by Listing Rule 13.09, which is or may be of a price-sensitive nature.

The above statement is made by order of the board of the directors of HGCH which individually and jointly accept responsibility for the accuracy of such statement.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“HGC”	Hutchison Global Communications Limited, a wholly owned subsidiary of HGCH

“HGC Premises”	the leased premises, the subject matter of the HGC Tenancy Agreement

“HGC Tenancy Agreement”	the tenancy agreement dated 16 June 2005 and made between HGC and HIT

“HGCH”	Hutchison Global Communications Holdings Limited, a subsidiary of HTIL, incorporated in

Bermuda, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 757)

“HGCH Board”	the board of directors of HGCH

“HGCH Group”	HGCH and its subsidiaries

“HIT”	Hongkong International Terminals Limited, an indirect non wholly owned subsidiary of Hutchison Whampoa Limited whose shares are listed on the Main Board of the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HTHK”	Hutchison Telecommunications (Hong Kong) Limited, a wholly owned subsidiary of HTIL

“HTHK Premises”	the leased premises, the subject matter of the HTHK Tenancy Agreement

“HTHK Tenancy Agreement”	the tenancy agreement dated 16 June 2005 and made between HTHK and HIT

“HTIHK”	Hutchison Telecommunications International (HK) Limited, a wholly owned subsidiary of HTIL

“HTIHK Premises”	leased premises, the subject matter of the HTIHK Tenancy Agreement

“HTIHK Tenancy Agreement”	the tenancy agreement dated 16 June 2005 and made between HTIHK and HIT

“HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Exchange, Inc. (Ticker: HTX)

“HTIL Board”	the board of directors of HTIL

“HTIL Group”	HTIL and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“percentage ratios”	shall have the meaning ascribed to that expression in the Listing Rules

“Premises”	collectively, the HGC Premises, HTHK Premises and HTIL Premises

“subsidiary”	shall have the meaning ascribed to it in the Listing Rules

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Tenancy Agreements”	collectively, the HTIHK Tenancy Agreement, the HTHK Tenancy Agreement and the HGC Tenancy Agreement all dated 16 June 2005 made between HIT as landlord and HTIHK, HTHK and HGC as tenants respectively

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

As at the date of this announcement, the Directors of each of HTIL and HGCH are:

HTIL:
Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning (Chairman)
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

HGCH:
Executive Directors:	Non-executive Directors:
Mr. Fok Kin-ning, Canning (Chairman)	Mr. Tuan LAM
Mr. LAI Kai Ming, Dominic (Deputy Chairman)	Mr. YANG Paul Chunyao
Mrs. CHOW WOO Mo Fong, Susan	(alternate to Mr. Tuan Lam)
Mr. Frank John SIXT
Mr. Dennis Pok Man LUI
Mr. WONG King Fai, Peter	Independent Non-executive Directors:
Mr. KAN Ka Wing, Frankie	Mr. CHENG Ming Fun, Paul
Ms. CHAN Wen Mee, May (Michelle)	Mr. CHEONG Ying Chew, Henry
Mr. LAM Hon Nam	Dr. LAM Lee G.

By Order of the Board	By Order of the Board
Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 16 June 2005

*	For identification purposes only.

Exhibit 1.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this announcement is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The ordinary shares of HTIL have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or exemption from registration.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about HTIL’s and HGCH’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and neither HTIL nor HGCH undertakes any obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. HTIL and HGCH caution readers that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from HTIL’s forward-looking statements can be found in HTIL’s filings with the United States Securities and Exchange Commission.

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF

HUTCHISON GLOBAL COMMUNICATIONS HOLDINGS LIMITED

BY

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 99 OF THE COMPANIES ACT

AT THE CANCELLATION CONSIDERATION OF 2 HTIL SHARES FOR EVERY 21 SCHEME SHARES

OR CASH OF HK$0.65 PER SCHEME SHARE

RESULTS OF COURT MEETING AND SPECIAL GENERAL MEETING

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

CLOSURE OF REGISTERS OF MEMBERS OF HGCH

Financial adviser to Hutchison Telecommunications International Limited

ABN AMRO Asia Corporate Finance Limited

Independent financial adviser to the Independent Board Committee of

Hutchison Global Communications Holdings Limited

Credit Suisse First Boston (Hong Kong) Limited

RESULTS OF COURT MEETING AND SPECIAL GENERAL MEETING

The Scheme and its implementation were approved at the Court Meeting and the Special General Meeting respectively.

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

Shareholders and/or potential investors in HGCH and HTIL should be aware that the implementation of the Proposal is still subject to Conditions (c), (d) and (e) (as detailed in the Scheme Document) being fulfilled, and thus the Proposal may or may not become effective. Subject to such Conditions being fulfilled, the Scheme is expected to become effective on Friday, 15 July 2005. The Option Offer is conditional on the Proposal becoming effective and binding. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct) and the HGCH Shareholders and the Optionholders will be notified accordingly by press announcement.

Shareholders and/or potential investors in HGCH and HTIL are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

CLOSURE OF REGISTERS OF MEMBERS OF HGCH

In order to establish entitlements under the Scheme, the registers of members of HGCH in Bermuda and in Hong Kong will be closed on Friday, 15 July 2005 (such date shall supersede any different dates and/or times for the book close for such purpose specified in the Scheme Document or the joint announcement of HGCH and HTIL dated 7 June 2005) and the latest time for dealing in the HGCH Shares on the Stock Exchange will be 4:00 p.m. on Monday, 11 July 2005.

To qualify for entitlements under the Scheme, all transfer documentation for the HGCH Shares accompanied by the relevant share certificates must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration by not later than 4:00 p.m. on Thursday, 14 July 2005. Further announcement will be made if there is any change to the above arrangement regarding the closure of registers of members of HGCH.

Reference is made to the joint announcement dated 3 May 2005 made by HTIL and HGCH, the announcement dated 25 May 2005 made by HTIL, the announcement dated 6 June 2005 made by HGCH, the joint announcement dated 7 June 2005 made by HTIL and HGCH, and the composite document despatched to the HGCH Shareholders and the Optionholders on 7 June 2005 containing, among other things, details of the Scheme (the “Scheme Document”). Terms defined in the Scheme Document shall have the same meanings when used in this announcement unless the context requires otherwise.

RESULTS OF COURT MEETING AND SPECIAL GENERAL MEETING

The respective HTIL Board and HGCH Board wish to announce that the results of the Court Meeting and the Special General Meeting both held on Wednesday, 29 June 2005 are as follows:

Court Meeting

Approval under Rule 2.10 of the Takeovers Code and Section 99 of the Companies Act:

Total number of HGCH Shares voted by HGCH Independent Shareholders either in person or by proxy	Total number of HGCH Shares voted by HGCH Independent Shareholders either in person or by proxy in favour of the Scheme	Total number of HGCH Shares voted by HGCH Independent Shareholders either in person or by proxy against the Scheme

1,482,081,333 (Note 1)	1,451,695,333 (Notes 1 & 2)	30,386,000 (Notes 1 & 3)

Notes:

1.	For the purpose of Rule 2.10 of the Takeovers Code only, any votes cast by the Disinterested Directors in respect of the HGCH Shares held by them respectively may not be counted. As no such votes were known to have been cast, the total number of HGCH Shares voted by HGCH Independent Shareholders as stated above is applicable for the purposes of Rule 2.10 of the Takeovers Code and Section 99 of the Companies Act.

2.	Such number represents approximately 97.94% of the number of the HGCH Shares held by all the HGCH Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

3.	Such number represents approximately 1.12% of the number of the HGCH Shares held by all the HGCH Independent Shareholders.

At the Court Meeting, 13 HGCH Independent Shareholders voted in favour of the Scheme and in addition 1 HGCH Independent Shareholder voted both in favour of and against the Scheme. The number of HGCH Independent Shareholders voting either in person or by proxy at the Court Meeting totalled 15 (if the HGCH Independent Shareholder who voted both in favour of and against the Scheme is counted as two).

The Scheme was approved (by way of a poll) in compliance with Rule 2.10 of the Takeovers Code by the HGCH Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HGCH Shares that were voted either in person or by proxy by the HGCH Independent Shareholders at the Court Meeting, and the Scheme was not disapproved at the Court Meeting by the HGCH Independent Shareholders holding more than 10% in value of all the HGCH Shares held by the HGCH Independent Shareholders.

The Scheme was also approved (by way of a poll) in compliance with Section 99 of the Companies Act by a majority in number of the HGCH Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HGCH Shares that were voted either in person or by proxy by the HGCH Independent Shareholders at the Court Meeting.

Special General Meeting

At the Special General Meeting, a total of 6,903,975,961 HGCH Shares, representing the entire issued share capital of HGCH, entitled the holders to attend and vote for or against the special resolution at the Special General Meeting. A total of 5,826,419,961 HGCH Shares were voted either in person or by proxy, of which 5,773,087,961 HGCH Shares (amounting to approximately 99.08% of the HGCH Shares voted) were voted in favour of the special resolution and 53,332,000 HGCH Shares (amounting to approximately 0.92% of the HGCH Shares voted) were voted against the special resolution. The special resolution to approve the implementation of the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HGCH) was accordingly duly passed by a majority of at least three-fourths of the votes cast by the HGCH Shareholders present and voting, in person or by proxy (by way of a poll), at the Special General Meeting.

HGCH appointed its branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, as the scrutineer at the Court Meeting and the Special General Meeting for the vote-taking.

CURRENT STATUS OF CONDITIONS OF THE PROPOSAL AND THE OPTION OFFER

Shareholders and/or potential investors in HGCH and HTIL should be aware that the implementation of the Proposal is still subject to Conditions (c), (d) and (e) (as detailed in the Scheme Document) being fulfilled, and thus the Proposal may or may not become effective. Subject to such Conditions being fulfilled, the Scheme is expected to become effective on Friday, 15 July 2005. The Option Offer is conditional on the Proposal becoming effective and binding. The Scheme will lapse if it does not become effective on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court may direct) and the HGCH Shareholders and the Optionholders will be notified accordingly by press announcement.

The HGCH Directors intend that the listing of the HGCH Shares on the Stock Exchange will be withdrawn if the Scheme is approved and the Proposal is implemented and will be maintained in the event that the Scheme is not approved or lapses and/or the Proposal is not implemented.

Shareholders and/or potential investors in HGCH and HTIL are advised to exercise caution when dealing in the HGCH Shares and the HTIL securities.

CLOSURE OF REGISTERS OF MEMBERS OF HGCH

In order to establish entitlements under the Scheme, the registers of members of HGCH in Bermuda and in Hong Kong will be closed on Friday, 15 July 2005 (such date shall supersede any different dates and/or times for the book close for such purpose specified in the Scheme Document or the joint announcement of HGCH and HTIL dated 7 June 2005) and the latest time for dealing in the HGCH Shares on the Stock Exchange will be 4:00 p.m. on Monday, 11 July 2005.

To qualify for entitlements under the Scheme, all transfer documentation for HGCH Shares accompanied by the relevant share certificates must be lodged with the branch share registrar of HGCH in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration by not later than 4:00 p.m. on Thursday, 14 July 2005. Further announcement will be made if there is any change to the above arrangement regarding the closure of registers of members of HGCH.

EXPECTED TIMETABLE

The following is a summary of the expected timetable in respect of the Proposal and the Option Offer. Please refer to pages 8 to 10 of the Scheme Document and the joint announcement dated 7 June 2005 made by HTIL and HGCH for full details of and the notes to such expected timetable:

2005
Supreme Court hearing of the petition to sanction the Scheme	Friday, 8 July
Press announcement of, inter alia, results of the sanction by the Supreme Court in The Standard and Hong Kong Economic Journal	Monday, 11 July
Latest time for dealing in the HGCH Shares	4:00 p.m. on Monday, 11 July
Latest time for lodging transfers of the HGCH Shares to qualify for entitlements under the Scheme	4:00 p.m. on Thursday, 14 July
Book close date of the registers of members of HGCH	Friday, 15 July
Record Date	9:00 p.m. on Friday, 15 July
Effective Date	Friday, 15 July
Withdrawal of the listing of the HGCH Shares on the Stock Exchange becomes effective	9:30 a.m. on Monday, 18 July
Despatch of Election Forms to Scheme Shareholders who are qualified for entitlements under the Scheme	Monday, 18 July
Despatch of Option Election Forms to Optionholders who have Outstanding HGCH Share Options not exercised on or prior to the Record Date	Monday, 18 July
Election period opens for Scheme Shareholders and Optionholders	Monday, 18 July
Period during which odd lot trading arrangements in relation to HTIL Shares are provided	Friday, 29 July to Monday, 31 October
Latest time for lodging Election Forms and Option Election Forms	4:00 p.m. on Monday, 1 August
Cheques for cash entitlements or share certificates of HTIL Shares under the Scheme and the Option Offer to be despatched on or before	Thursday, 11 August

Note:	All references in this announcement to times and dates are references to Hong Kong times and dates other than references to the expected date for the Supreme Court hearing of the petition to sanction the Scheme and the Effective Date, which are references to the relevant date in Bermuda. For the period from the date of this announcement to 29 October 2005, Bermuda time is 11 hours behind Hong Kong time and will be 12 hours behind Hong Kong time thereafter.

It should be noted that the above expected timetable is subject to change. Further announcement will be made in the event that there is any change.

HTIL DIRECTORS AND HGCH DIRECTORS

As at the date of this announcement, the HTIL Directors are: Mr. Dennis Pok Man LUI, Mr. Tim PENNINGTON, Mr. CHAN Ting Yu and Mr.WOO Chiu Man, Cliff (HTIL Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mrs. CHOW WOO Mo Fong, Susan and Mr. Frank John SIXT (HTIL Non-Executive Directors); and Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (HTIL Independent Non-Executive Directors).

As at the date of this announcement, the HGCH Directors are: Mr. FOK Kin-ning, Canning (Chairman), Mr. LAI Kai Ming, Dominic (Deputy Chairman), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, Mr. Dennis Pok Man LUI, Mr. WONG King Fai, Peter, Mr. KAN Ka Wing, Frankie, Ms. CHAN Wen Mee, May (Michelle) and Mr. LAM Hon Nam (HGCH Executive Directors); Mr. Tuan LAM and Mr. YANG Paul Chunyao (alternate to Mr. Tuan Lam) (HGCH Non-Executive Directors); Mr. CHENG Ming Fun, Paul, Mr. CHEONG Ying Chew, Henry and Dr. LAM Lee G. (HGCH Independent Non-Executive Directors).

By Order of the Board	By Order of the Board
Hutchison Telecommunications International Limited	Hutchison Global Communications Holdings Limited
Edith Shih	Edith Shih
Company Secretary	Company Secretary

Hong Kong, 29 June 2005

The HTIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The HGCH Directors jointly and severally accept full responsibility for the accuracy of the information (other than that relating to HTIL) contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

*	For identification purposes only

Exhibit 1.3

Press Release

Hutchison Global Communications shareholders approve

Hutchison Telecom’s privatisation proposal

HONG KONG, 29 June 2005 – Hutchison Telecommunications International Limited (“Hutchison Telecom”; SEHK: 2332, NYSE: HTX) and Hutchison Global Communications Holdings Limited (“HGCH”; SEHK: 757) jointly announced today that independent shareholders of HGCH have approved a proposal by Hutchison Telecom to take HGCH private. The effectiveness of the proposal is subject to fulfilment of conditions including obtaining sanction of the Bermuda court.

Mr Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “We are delighted to have the support of HGCH independent shareholders for this offer.”

For further details, please refer to the announcement on the Hong Kong stock exchange’s website at www.hkex.com.hk and in the Hong Kong Economic Journal and The Standard tomorrow.

For further information, please contact:

Bruce Shu Citigate Dewe Rogerson Work +852 2533 4607 Mobile +852 9132 2906 E-mail bruce.shu@citigatedr-hk.com	Jasmine Yap Citigate Dewe Rogerson Work +852 2533 4641 Mobile +852 9325 3363 E-mail jasmine.yap@citigatedr-hk.com

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom) is a leading global provider of telecommunications services, currently serving nine markets around the world.

Hutchison Telecom currently operates mobile and fixed telecommunications services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana, with Vietnam intending to commence service in late 2005. It was the first provider of 3G mobile services in Hong Kong, where it also provides broadband and fixed-line telecommunications services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange”. It is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the ticker “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com.

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29 June 2005

Hutchison Global Communications Holdings Limited

Hutchison Global Communications Holdings Limited (HGCH and HGCH group means HGCH and its subsidiaries) is one of Hong Kong’s leading providers of fixed telecommunications and IT solutions services. HGCH group offers premium services using the largest fibre-to-the-building telecommunications network in Hong Kong and an extensive global telecommunications network. HGCH group has four core businesses - fixed network services, data centre operations, powerline-broadband service and IT solutions, managed by flagship companies including Hutchison Global Communications Limited, Hutchison GlobalCentre Limited, PowerCom Network Hong Kong Limited and Vanda group of companies (Vanda Group) respectively.

HGCH is listed on the main board of the Stock Exchange of Hong Kong under the stock code “0757”. It is a member of the Hutchison Telecommunications International group of companies.

For more information about HGCH, please visit www.hgch.com.hk.

Disclaimer:

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. In particular, this press release is not an offer of securities for sale in Hong Kong, the United States, or elsewhere. The shares of Hutchison Telecom to be issued pursuant to the transaction contemplated herein have not been, and will not be, registered with the U.S. Securities and Exchange Commission, and securities may not be offered or sold in the United States absent registration or an exemption from registration.

Forward-looking statements:

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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